UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated October 7, 2003 regarding acquisition of KG Telecommunications Co., Ltd. by Far EasTone Telecommunications Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 7, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

DoCoMo Agrees to Far EasTone Telecommunications Acquisition of KG Telecom

—DoCoMo to Collaborate on i-mode and 3G Business in Taiwan—

TOKYO, JAPAN, October 7, 2003 — NTT DoCoMo, Inc. announced today that it has agreed to a plan by KG Telecommunications Co., Ltd., in which DoCoMo holds a 21.4% stake, to enter into a Purchase Agreement with Far EasTone Telecommunications Co., Ltd., Taiwan’s third largest mobile operator. Under the agreement, each KG Telecom share will be converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom will become a 100% subsidiary of Far EasTone. The transaction is expected to be completed around March 2004. Upon completion of the transaction, DoCoMo will become a 4.9% shareholder in Far EasTone, and will receive NT$2,506 million in cash.

In line with this move, DoCoMo also announced that it has concluded a memorandum of understanding with Far EasTone to collaborate on the W-CDMA third-generation (3G) and i-mode® mobile phone businesses in Taiwan. Based on the memorandum, both companies will also work to maximize the synergy effects of the 3G platform, international roaming services, and joint procurement of handsets and other equipment.

In addition, DoCoMo will continue to promote the i-mode business that KG Telecom is currently handling in the Taiwanese market. The newly merged company will take over this role following the acquisition.

Since the start of its equity participation in 2001, DoCoMo has been actively involved in KG Telecom’s business through management participation, technical assistance etc. This merger will enable DoCoMo to secure a more solid base in Taiwan, and increase economic value via further development of i-mode services and steady realization of 3G business.

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For more information, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 39 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

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